UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 20th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Drilling, Testing & Corporate Update

Wellington, New Zealand – July 20, 2005 - /PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Cardiff-2A Testing Program

The well continues to lift gas plus condensate, oil and completion fluid, as the upper two test zones clean up. A continuous gas flare is running, with significant amounts of associated oil and condensate. Gas rates exceed one million cubic feet per day, with pressures and volumes rising steadily. Fluid rates are several hundreds of barrels (of mostly drilling/frac fluid) per day. The main pay zone, deeper in the well, remains shut-in by the sand within the completion tubing. Due to damage incurred on the coil tubing unit while it was being used elsewhere for another operator, it may be some time before this zone can be accessed. The well is being allowed to continue to clean up, with oil and condensate being diverted to storage tank.

Cheal-A3X Production Testing

Production of oil from the Cheal-A3X well is continuing at stable rates with more than 20,000 barrels of oil and negligible associated water having been produced since testing of this well commenced in late May.

Supplejack-1 Well

The Supplejack-1 well in PEP 38741 (Austral : 30%, operator) spudded on July 21. The ODE 19 rig will take three weeks to drill to a Target Depth of 2600m (8,500 feet) to test targets at Urenui and Moki levels defined by the Kaimata 3D seismic survey.

Onshore East Coast Basin PEP 38330

Following interpretation of recent seismic, Austral and its joint venture partners considered the Wharekaka Prospect posed a high risk of gas discovery, with its attendant problems; and given that the regulatory agency would not allow additional time in which to seek other funding parties to diversify the discovery risk, the joint venture parties are now relinquishing this acreage. CEO Dave Bennett commented “While unfortunate, this will allow Austral to concentrate more on its core opportunities in the Taranaki Basin, and on its bigger upside exploration projects in Papua New Guinea”. Austral has previously drilled 6 wildcat wells and acquired several seismic surveys in the East Coast Basin of New Zealand.

Papua New Guinea

The Company and its partner Rift Oil have now secured a heli-portable rig, which will be commissioned in the US over the coming months, and mobilized to Papua New Guinea to drill the Douglas-1 well (Austral 35%, Operator) before end 2005. Ownership of this rig will position the Company to drill follow-on wells and other prospects in that country.

Corporate Update

The Company is continuing its agreement with National Financial Communications Corp. (“NFCC”), of Needham, Maine, for the provision of investor relations, corporate, investment and financial public relations, public affairs, litigation and crisis communications services. In consideration for the services, NFCC receives US$5,000 per month and has been granted options to purchase 100,000 common shares pursuant to the Company’s stock option plan. The options are exercisable at prices between US$2.75 and US$4.75 and vest over a three year period, at one third per year. Since 1992, NFC has provided consulting services and customized, proactive investor relations campaigns to more than 500 small/micro-cap public companies (www.nfnonline.com and www.nationalfc.com) ..

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.